Sono Group N.V.
Waldmeisterstraße 76
80935 Munich
Germany

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549-3628

December 15, 2022

Attention:	Gregory Herbers

Re:	Sono Group N.V. Registration Statement on Form F-3 File No. 333-268709

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of Sono Group N.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on December 19, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Clemens Rechberger at +49 (69) 4272-5514.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sullivan & Cromwell LLP.

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Thank you for your assistance in this matter.

Very truly yours,

Sono Group N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

cc:	Jona Christians
Thomas Hausch
Markus Volmer
(Sono Group N.V.)

Clemens Rechberger
(Sullivan & Cromwell LLP)

Paul van der Bijl
(NautaDutilh N.V.)

Anthony J. Marsico
(Dorsey & Whitney LLP)